UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company)

INVENTRUST PROPERTIES CORP.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Christy L. David
Vice President, Deputy General Counsel and Secretary
InvenTrust Properties Corp.
3025 Highland Parkway, Suite 350
Downers Grove, Illinois 60515
(855) 377-0510

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2017 (as amended from time to time, the “Schedule 14D-9”), by InvenTrust Properties Corp., a Maryland corporation (the “Company”). The original filing on Schedule 14D-9 related to a tender offer by MacKenzie Realty Capital, Inc. (the “Offeror”) to purchase up to 10,000,000 shares of the Company’s outstanding common stock, $0.001 par value per share (the “Common Stock”), at a price equal to $1.49 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase that, to the Company’s knowledge, the Offeror caused to be disseminated to the Company’s stockholders on or about September 29, 2017 (the “Offer to Purchase”). To the Company’s knowledge, the Offeror has not filed with the SEC a Schedule TO containing the Offer to Purchase.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.
Item 4.    The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended by restating the first sentence of the second bullet of part (b) thereof to read as follows:
•The Company’s annual distribution rate was $0.0695 per share of Common Stock as of the last quarterly distribution on October 6, 2017 payable to all stockholders of record as of September 30, 2017.
Item 9.    Exhibits.
Item 9 of the Schedule 14D-9 is superseded in its entirety by the following:

Exhibit No.
(a)(1)	Postcard to InvenTrust Properties Corp. Stockholders, dated October 3, 2017.*
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2017.**
______
* Previously filed.
** Incorporated by reference as provided in Item 3 hereto.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Christy L. David
(Signature)

Christy L. David
Vice President, Deputy General Counsel and Secretary
(Name and Title)

October 6, 2017
(Date)